MINDS
2019 Report

Dear investors,

Dear Minds Investor Network, it is no easy task to compete with the tech elite who have monopolized global communications, but we are in the race and have established ourselves as a leading alternative social network. Ultimately, we believe that commitment to our principles of transparency, privacy, free expression, monetization and decentralization will inevitably lead to financial sustainability and a mass migration of users from big tech platforms. Alongside these core philosophies we have an undeniable responsibility to provide a fully competitive product with all the functionality and stability that people expect from major networks. Catching up to multi-billion dollar titans with thousands of developers is a monumental undertaking, but, as has been the case throughout history, small groups of dedicated individuals have the ability to change the world. For the last few years, with almost no marketing spend, we have organically grown in parallel with the breakdown of big tech and all the scandals arising nearly daily it seems. Our goal is to become the largest community-owned social network on the planet where users and digital rights come first. Stay tuned for major announcements in the next few months about our plan to take growth and community participation to the next level. For more regular and detailed updates please keep an eye on minds.com/minds.

We need your help!

We would love more assistance with influencer networking and onboarding who you may be connected to. Over the last years we have found that independent creators have immense power to migrate users to new platforms. Additionally, inviting your immediate networks of friends and family is essential to generating network effects. We are always open to introductions to new developers, partners and customers to purchase our products at https://minds.com/upgrade. Simply being active on the platform is a simple and extraordinarily valuable contribution to our growth. Make sure to boost your posts and don't ever hesitate to directly reach out.

Sincerely,

Bill Ottman
Founder & CEO

Mark Harding
Co-founder & CTO

John Ottman
Co-founder & Chairman

Jack Ottman
Co-founder & COO

Our Mission

Our mission is to become the top social network on earth, powered by the people. Traditional social media networks are overrun with surveillance, censorship, demonetization and restrictive algorithms. Minds solves these problems with free and open source software, free speech policy, privacy, tokenization and decentralization.

See our full profile



How did we do this year?

Report Card

B+


The Good

The Minds app is nearing completion of a total overhaul including essential social and monetization technologies to scale.

Established brand as leading alternative to big tech after multiple appearances on Joe Rogan


The Bad

Crypto markets and tech were significantly hindered in the US by regulatory uncertainty

Experienced intense censorship from big tech platforms which dramatically impacted growth













Experience, the White House, etc.

Launched new revenue streams with Minds Pro and Events

Our commitment to privacy has made it difficult to leverage proprietary analytics tools to better understand UX and retention

2019 At a Glance

January 1 to December 31

$129,335 +8%
Revenue

-$2,369,003
Net Loss

$0
Short Term Debt

$0
Raised in 2017

$2,449,738
Cash on Hand

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$120,127
$-1,159,072
$129,335
$-2,369,003
2018
2019

Net Margin: -1,832% **Gross Margin:** -164% **Return on Assets:** -88% **Earnings per Share:** -$2,774.01

Revenue per Employee: $12,934 **Cash to Assets:** 91% **Revenue to Receivables:** 1,203% **Debt Ratio:** 0%

Minds-Inc.-Financial-Statements-2019.pdf

Minds_Inc._Financial_Statements-_2019.pdf

We ❤ Our 1446 Investors

Thank You For Believing In Us

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Ethan So	Steve Burns	Song Hwang	Dennis Melton	Fred Katzman	Alex Shane Davis	Lori A Williams
Bruno Trentacost	Roger Martinez	Victoria V. MARTA	Barbara Misechok	William Pitts	Macvin Gonsalves	William Nabors
Bruce Zakee Rasheed	Wanda Taylor	Nathanael Pine	Vijay Rudrappa	Julio Castellan	Marlene Mourad	Nixon Augustin
Abinet Boku	Ken BREHNAN	Simon John Oliver	Maria Suprun	David Bostic	Jill Glascock	Douglas Ver Mulm
Peter Backeris	Sheri Powers	Jeff Rout	Abhilash Reddy	Satish Patel	Andrew Dysart	Thomas L Mygrant
Yulia Kutsakova	William Tauzin	John Bell	Keith Engelhard	Hunter Salisbury	Letisha Williams	Joseph Christie
Andrew G. Roots	Robert WOOD	Claudio A Cuneo	Dany Khoury	Ian Fraser	Rob Gray	Fabian Davis
Terrence R. Parker	Orragen K STARK	Stephen Lloyd Sutton	Deivy Riquier	Roy SHANNON	Winston Burgos Ruiz	Baliram Patiram
Philip Crow	Joshua Joseph Solo...	Gary Smith	Justin Spradlin	Rodney Wade	Emerick Torres	Francesco Pizzolon
Pasquale Cardinale	Tim Stimson	Markus Renda	Daniel Gallic	Gregory Grasso	Jesus Castillo Maldo...	Ann Edwards
David Jason Street	Matthew Menster	Sreenatha R Palnati	Donald J Woodyard	Yasmin Korimbocus	Daniel Bremenour	Rinc Allen Burgmon II
Esteban Benito Olivi...	Edward H. Cohen	Bernadetta Tendera	Eeugene A GEGG	Mohammad Alwazzan	Chad Ta	Nathan Kreider
James R Scheller	Steve Koji	Luis Mendes	Karl Dummons	Brendan Buckner	Kris Bobo	Dimitri Mezidor
Steven Lee Myatt	Louis Goode	Brendan Simpson	Andrei Basov	Casandra Kennedy	Philip McDonald	Kelly Truscott
Greg Merritt	Sean Poluk	Rosario Giardina	Jayy Hall			

Thank You!

From the Minds Team







































Bill Ottman
Founder & CEO

Mark Harding
Co-founder & CTO

John Ottman
Co-founder & Chairman

Jack Ottman
Co-founder & COO

Peter Schwartz
CFO

Stanton Huntington
Board Member

Jessica Hasson
Head of PR
Founder, Pulp PR

Rob Griffitts
Attorney
Partner at MGA

Jason Tyra
CPA
Founder of Tyra CPA

Daryl Davis
Advisor

Stacy Herbert
Advisor

Elizabeth McCauley
Advisor

Douglas Rushkoff
Advisor

Max Keiser
Advisor

Gabriel Abed
Advisor

Ian Crossland
Advisor

Martin Alejandro Santangelo
Developer

Olivia Madrid
Developer

Juan Solares
Developer

Ben Hayward
Developer

Nicholas Lewis
Head Admin

Kate Vosler
Admin

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John Ottman	Chairman @ Solix	2012
Stanton Huntington	General Counsel @ Medici Ventures	2019
Bill Ottman	Founder @ Minds	2011

Officers

OFFICER	TITLE	JOINED
Peter Schwartz	Principal Financial Officer; Comptroller; Principal Accounting Officer	2016
John Ottman	Chairman; Co-founder	2012
Mark Harding	Co-founder; CTO	2012
Jack Ottman	COO	2017
Bill Ottman	Founder	2011

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bill Ottman	1,000,000 Common Stock	29.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2013	$347,300		Regulation D, Rule 506(b)
09/2018	$6,000,000	Preferred Stock	Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A 3 Preferred	106,787	106,787	No
Series A 2 Preferred	76,579	76,579	No
Series A 1 Preferred	670,841	670,841	Yes
Common Stock	5,000,000	2,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	500,000

Risks

The Company relies on Amazon Web Services for hosting and other third party technology vendors. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages

as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Our long-term vision is to extract all third party hosting requirements in order to become independently sustainable.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

John Ottman is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Minds harnesses Ethereum ERC-20 tokens and the Ethereum network for transactions. Regulations regarding the use of tokens are subject to change and could impact the progress of the network. MINDS Tokens do not represent any type of securities in Minds, Inc.

Until now, Minds has obtained sufficient capital for operations primarily from investors and cash infusions from the founder. Future operations depend on Minds' ability to generate revenue. While Minds may consider funding its business in the future through a combination of debt and equity financing, there can be no assurance that such additional financing will be obtained. In the two most recent fiscal years ending December 31, 2017, the Company has consumed a total of over $960K in cash. There is no guarantee that, even with significant subsequent cash infusions, the Company will break even or generate positive cash flows.

Minds is dependent upon the continued support and involvement of key management, engineering staff, and employees of all types. Minds' success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which Minds operates. If any of Minds' key personnel were to quit the company or die, the business may be adversely affected.

Although most of our officers are full time, please note that Peter Schwartz is not currently full time with the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Minds user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

Global markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to effectively compete in some or all of these markets. Some competitors may have greater financial, research and development, operational and marketing resources than Minds and be able to bring competing products to market. Greater financial, research and development, operational and marketing resources and experience may allow Minds' competitors to respond more quickly with new, alternative or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely, and be negatively affected by efforts to build volume or react to competition.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.





Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor*;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Minds, Inc.

- Delaware Corporation
- Organized February 2011
- 10 employees

PO BOX 7681
Wilton CT 06897

https://minds.com

Business Description

Refer to the Minds profile.

Compliance with Prior Annual Reports

Minds is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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